Exhibit 99.2

Double Hull Tankers, Inc.
Consolidated Balance Sheets
as of June 30, 2006 and December 31, 2005

	June 30, 2006 (unaudited)	December 31, 2005
	(Dollars in thousands)

ASSETS
Current assets
Cash and cash equivalents	$17,100	$15,893
Voyage receivables from OSG	1,826	5,506
Unrealized gain on interest rate swap	6,469	—
Prepaid expenses	193	281
Prepaid technical management fee to OSG	1,324	1,324
Total current assets	26,912	23,004
Vessels, net of accumulated depreciation	331,103	339,491
Other assets, including deferred debt issuance cost	1,487	1,567
Total assets	$359,502	$364,062

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$3,314	$3,895
Unrealized loss on interest rate swap	—	807
Deferred shipping revenues	6,126	6,126
Total current liabilities	9,440	10,828
Long term debt	236,000	236,000

Stockholders’ equity
Preferred stock ($0.01 par value, 1,000,000 shares authorized, none issued or outstanding)	—	—
Common stock ($0.01 par value, 100,000,000 authorized, 30,006,250 shares issued and outstanding)	300	300
Paid-in additional capital	108,313	108,272
Accumulated earnings/(deficit)	(1,020)	9,469
Accumulated other comprehensive income/(loss)	6,469	(807)
Total stockholders’ equity	114,062	117,234
Total liabilities and stockholders’ equity	$359,502	$364,062

See notes to consolidated financial statements.

Double Hull Tankers, Inc.
Consolidated and Predecessor Combined Carve-Out
Statements of Operations (Unaudited)

	Six months ended June 30,
	Successor 2006	Predecessor 2005
	(Dollars in thousands except share and per share amounts)
Shipping Revenues	$43,561	$60,532

Ship Operating Expenses:
Voyage expenses	—	247
Vessel expenses	9,175	8,750
Depreciation and amortization	8,388	9,081
General and administrative (For 2005: allocated from Overseas Shipholding Group, Inc.)	1,181	2,715
Total Ship Operating Expenses	18,744	20,793
Income from Vessel Operations	24,817	39,739
Interest Expense to a Wholly-owned Subsidiary of OSG	—	(574)
Interest Income	463
Interest Expense and Amortization of Deferred Debt Issuance Costs	(6,964)	(2,467)
Income before Income Taxes	18,316	36,698
Provision for Income Taxes	—	—
Net Income	$18,316	$36,698
Basic Net Income per Share	$0.61	$52,424.96
Diluted Net Income per Share	$0.61	$52,424.96
Shares Used in Computing Basic Net Income per Share	30,006,250	700
Shares Used in Computing Diluted Net Income per Share	30,012,259	700

See notes to consolidated financial statements.

Double Hull Tankers, Inc.
Consolidated Statement of Changes in Stockholders’ Equity (Unaudited)

	Common Stock
	Shares	Amount	Paid-in Additional Capital	Accumulated Earnings/ (Deficit)	Accumulated Other Comprehensive Income/(Loss)	Total
	(Dollars in thousands except shares)

Balance at January 1, 2006	30,006,250	$300	$108,272	$9,469	$(807)	$117,234
Net Income				18,316		18,316
Other Comprehensive Income, effect of derivative instruments					7,276	7,276
Other Comprehensive Income						25,592
Cash Dividends Declared				(28,805)		(28,805)
Deferred Compensation Related to Options and Restricted Stock Granted			41			41
Balance at June 30, 2006	30,006,250	$300	$108,313	$(1,020)	$6,469	$114,062

See notes to consolidated financial statements.

Double Hull Tankers, Inc.
Consolidated and Predecessor Combined Carve-Out Statements of Cash Flow
(Unaudited)

	Six months ended June 30,
	2006 Successor	2005 Predecessor
	(Dollars in thousands)
Cash Flows from Operating Activities:
Net income	$18,316	$36,698
Items included in net income not affecting cash flows:
Depreciation	8,388	8,465
Amortization, including deferred finance charges	80	640
Deferred compensation related to options and restricted stock granted	41	—
Expenditures of drydocking	—	(171)
Changes in operating assets and liabilities:
Receivables	3,680	13,447
Prepaid expenses	88	(314)
Other assets	—	(5)
Accounts payable and accrued expenses	(581)	304
Net cash provided by operating activities	30,012	59,064
Cash Flows from Investing Activities:
Expenditures for vessels	—	(533)
Net cash (used in) investing activities	—	(533)
Cash Flows from Financing Activities:
Repayment of loan from OSG	—	(55,931)
Cash dividends paid	(28,805)
Repayment of long-term debt	—	(2,600)
Net cash (used in) financing activities	(28,805)	(58,531)
Net increase in cash and cash equivalents	1,207	—
Cash and cash equivalents at beginning of period	15,893	—
Cash and cash equivalents at end of period	$17,100	$—
Interest Paid	$6,832	$2,500

See notes to consolidated financial statements.

NOTES TO DOUBLE HULL TANKERS, INC.
CONSOLIDATED AND PREDECESSOR
COMBINED CARVE-OUT FINANCIAL STATEMENTS

General

Double Hull Tankers, Inc. (“DHT” or the “Company”) was incorporated on April 14, 2005 under the laws of Marshall Islands as a wholly owned indirect subsidiary of Overseas Shipholding Group, Inc. (“OSG”). In October 2005, the Company completed its initial public offering (“IPO”) by issuing and selling to the public 16,000,000 common shares, par value $0.01 per share, at a price to the public of $12.00 per share, raising gross proceeds of $192 million before deduction of underwriting discounts, commissions and expenses of approximately $13.8 million. On the date of the IPO the Company also raised $236 million of secured debt (before expenses of approximately $1.6 million). Simultaneously with the IPO, the Company acquired seven double hull tankers consisting of three very large crude carriers, or VLCCs, and four Aframax vessels (the “Vessels”) from subsidiaries of OSG in exchange for cash and shares of its common stock. The Company chartered these vessels back to subsidiaries of OSG. The aggregate purchase price for the vessels was $580.6 million, of which $412.6 million was in the form of cash and $168 million in the form of common stock. The Company treated the excess of the purchase price over OSG’s $343.0 million aggregate book value of the vessels, or $237.6 million, as a deemed dividend to OSG.

Subsequent to the IPO, an aggregate of 648,500 of these shares were sold by a subsidiary of OSG, in connection with the underwriters’ exercise of their over-allotment option. The Company did not receive any proceeds from the sale of the over-allotment shares. As of June 30, 2006 and December 31, 2005, OSG beneficially owned approximately 44.5% of our outstanding common stock.

The vessels are owned by seven Marshall Islands subsidiaries of the Company. The primary activity of each of the vessel subsidiaries is the ownership and operation of a vessel. The following table sets out the details of the vessel subsidiaries included in these consolidated financial statements:

Company	Vessel name	Dwt	Flag State	Year Built
Chris Tanker Corporation	Overseas Chris	309,285	Marshall Islands	2001
Ann Tanker Corporation	Overseas Ann	309,327	Marshall Islands	2001
Regal Unity Tanker Corporation	Regal Unity	309,966	Marshall Islands	1997
Cathy Tanker Corporation	Overseas Cathy	112,028	Marshall Islands	2004
Sophie Tanker Corporation	Overseas Sophie	112,045	Marshall Islands	2003
Ania Aframax Corporation	Ania	94,848	Marshall Islands	1994
Rebecca Tanker Corporation	Rebecca	94,873	Marshall Islands	1994

Effective October 18, 2005, the Company chartered the vessels to subsidiaries of OSG for terms of five to six and one-half years at basic hire amounts which are essentially fixed. In addition, the time charter arrangements include a profit sharing component that gives us the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters. Our vessels are operated in the Tankers International Pool and the Aframax International Pool and we expect our potential to earn additional hire will benefit from the utilization rates realized by these pools. In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and fuel consumption, and actual on-hire performance.

Each time charter may be renewed by OSG on one or more successive occasions for periods of one, two or three years, up to an aggregate of five, six or eight years, depending on the vessel. If a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one-, two- or three-year time charter rate (corresponding to the extension length) for the vessel’s class, as decided by a shipbrokers panel, or (ii) the basic hire rate set forth in the applicable charter. The shipbrokers panel will be The Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and OSG.

Effective October 18, 2005, the Company also entered into ship management agreements with Tanker Management Ltd., a wholly owned subsidiary of OSG. The ship management agreements provide for the technical management of the Vessels. The basic hire rate for each of the Vessels and the technical management fee are payable monthly in advance. The basic hire will increase annually by an amount approximately equal to the annual increase in the fee payable under the applicable ship management agreement.

Note A—Basis of presentation

The accompanying unaudited Double Hull Tankers, Inc. consolidated and predecessor combined carve-out financial statements as of June 30, 2006 (successor) and for the six months ended June 30, 2006 (successor) and June 30, 2005 (predecessor) have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X. They do not include all of the information and footnotes required by generally accepted accounting principles. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006.

The consolidated statements of operations and cash flows for the six months ended June 30, 2005 have been reclassified to conform to the 2006 presentation of certain items.

The balance sheet at December 31, 2005 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s consolidated financial statements for the year ended December 31, 2005 included in the Company’s annual report on Form 20-F.

The accompanying predecessor combined carve-out financial statements for the six months ended June 30, 2005 include the accounts of seven wholly-owned subsidiaries of OSG. Such subsidiaries (collectively “OSG Crude”), which are incorporated in the Marshall Islands, owned a fleet consisting of seven modern tankers prior to the IPO. These predecessor combined carve-out financial statements have been prepared to reflect the financial position, results of operations and cash flows of OSG Crude, which owned the vessels which were acquired by DHT on October 18, 2005.

The consolidated financial statements include the assets and liabilities of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation or combination. For the period from January 1, 2005 through June 30, 2005, the predecessor combined carve-out financial statements presented herein have been carved out of the financial statements of OSG. The results of operations, and cash flows of the predecessor were carved out of the consolidated financial statements of OSG using specific identification. In the preparation of these predecessor carve-out financial statements, general and administrative expenses were not identifiable as relating solely to the vessels. General and administrative expenses, consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment were allocated based on OSG Crude’s proportionate share of OSG’s total ship-operating (calendar) days for each of the periods presented. Management believes these allocations to reasonably present the results of operations and cash flows of OSG Crude. However, the predecessor combined carve-out statements of operations and cash flow may not be indicative of those that would have been realized had OSG Crude operated as an independent stand-alone entity for the periods presented. Had OSG Crude operated as an independent stand-alone entity, its results could have differed significantly from those presented herein.

Note B—Accounts payable and accrued expenses:

Accounts payable and accrued expenses consist of the following:

	June 30, 2006	December 31, 2005
Interest	$2,833,468	$2,814,905
Insurance	134,878	491,000
Accounts payable	131,779	82,996
Other	214,609	505,546
	$3,314,734	$3,894,447

Note C—Debt:

	June 30, 2006	December 31, 2005
Secured term loan	$236,000,000	$236,000,000
Less current portion	—	—
Long term portion	$236,000,000	$236,000,000

The effective interest rate for debt outstanding at June 30, 2006 and December 31, 2005 was 5.6% as a result of the related five-year interest rate swap (see Note E below).

On October 18, 2005, DHT entered into a $401,000,000 secured credit facility with The Royal Bank of Scotland for a term of ten years, with no principal amortization for the first five years. The credit facility consists of a $236,000,000 term loan, a $150,000,000 vessel acquisition facility and a $15,000,000 working capital facility. DHT is the borrower under the credit facility and each of its seven vessel owning subsidiaries have guaranteed its performance thereunder. The facility is secured by, among other things, first priority mortgage on DHT’s seven vessels, assignment of earnings and insurances and the Company’s rights under the time charters for the vessels and the ship management agreements, and a pledge of the balances in the Company’s bank accounts. The credit facility provides that we may not pay dividends if the charter-free market value of our vessels that secure the credit facility is less than 135% of our borrowings under the facility plus the actual or notional cost of terminating any interest rate swaps that we enter, if there is a continuing default under the credit facility or if the payment of the dividend would result in a default or breach of a loan covenant. Interest is payable quarterly in arrears.

We borrowed the entire amount available under the $236,000,000 term loan upon the completion of the IPO to fund a portion of the purchase price for the seven vessels that we acquired from OSG.

Borrowings under the term loan and the working capital facility bear interest at an annual rate of LIBOR plus a margin of 0.70%. Borrowings under the vessel acquisition portion of the credit facility bear interest at an annual rate of LIBOR plus a margin of 0.85%. To reduce our exposure to fluctuations in interest rates, we have entered into an interest rate swap pursuant to which we fixed the interest rate on the full amount of our $236,000,000 term loan at 5.595%. We are required to pay a commitment fee of 0.3% per annum, which will be payable quarterly in arrears, on the undrawn portion of the facility.

We will be required to repay the term loan commencing three months after the fifth anniversary of the facility closing date (October 18, 2005) in twenty quarterly installments of $6,062,500 and a final repayment of $114,750,000 occurring simultaneously with the last quarterly repayment. In addition, the vessel acquisition facility will reduce (with any excess borrowing becoming repayable at the time of reduction) quarterly commencing three months after the fifth anniversary of the facility closing date in increments of $7,500,000. The working capital facility will also reduce (with any excess borrowing becoming repayable at the time of reduction) commencing three months after the fifth anniversary of the facility closing date in twenty quarterly installments of $750,000.

On July 10, 2002, OSG Crude borrowed $100,000,000 according to a secured term loan agreement bearing interest at the London interbank offered rate (“LIBOR”) plus a margin of 1%. The loan was guaranteed by OSG and secured by liens on the Overseas Chris and Overseas Ann. The secured loan agreement also contained financial covenants applicable to the consolidated financial position of OSG.

In July 2005, OSG Crude repaid the outstanding balance, $87,000,000 of the secured term loan, with funds contributed to capital by a wholly-owned subsidiary of OSG. In connection with this transaction, the related floating-to-fixed interest rate swap was terminated. Accordingly, OSG Crude recognized a loss of approximately $1,471,000 related to such swap termination.

As of June 30, 2006, all of the net book amount of DHT’s seven vessels, is pledged as collateral under the debt agreement.

The carrying amounts of the loans approximate their fair value.

Note D—Loans payable to wholly-owned subsidiary of OSG:

The loans payable to a wholly-owned subsidiary of OSG consisted of amounts due under a floating rate revolving credit facility. Such facility, which had no stated maturity and accordingly, had been classified as a long-term liability, provided for borrowings of up to $450,000,000. Borrowings bore interest based on the short-term Applicable Federal Rate published quarterly by the Internal Revenue Service of the United States. Interest was compounded quarterly.

During the second quarter of 2005, the wholly-owned subsidiary of OSG made a capital contribution of $114,320,169, which was deemed effective April 1, 2005, to OSG Crude, reducing loans payable to the wholly-owned subsidiary to zero.

Note E—Derivatives:

As of June 30, 2006, DHT is party to a floating-to-fixed interest rate swap that is being accounted for as a cash flow hedge with a notional amount of $236,000,000 pursuant to which DHT pays a fixed rate of 5.6% and receives a floating rate based on LIBOR. The swap expires on October 18, 2010. As of June 30, 2006, DHT has recorded an asset of $6,468,655 related to the fair value of the swap. This unrealized gain has been credited to accumulated other comprehensive income/(loss). The fair value of interest rate swaps is the estimated amount that DHT would receive or pay to terminate the agreement at the reporting date.

OSG Crude was a party to a floating-to-fixed interest rate swap that was being accounted for as a cash flow hedge with a notional amount of $87,000,000 pursuant to which it paid a fixed rate of 4.58% and received a floating rate based on LIBOR. See Note C.

Note F—Accumulated other comprehensive income/(loss):

The components of the change in the accumulated unrealized gain/(loss) on derivative instruments follow:

	Six months ended June 30,
	2006 Successor	2005 Predecessor
Movement in unrealized gain/(loss) on derivative instruments	$7,275,432	$(647,500)

The components of accumulated other comprehensive income/(loss) in the consolidated balance sheets follow:

	June 30, 2006	December 31, 2005
Unrealized gains/(losses) on derivative instruments	$6,468,655	$(806,778)

Note G—Taxes:

No income taxes have been provided herein because DHT and the predecessor company, OSG Crude, comprise foreign corporations that would not be subject to United States federal income taxes. Further, neither DHT nor OSG Crude is subject to income taxes imposed by the Marshall Islands, the country in which they are incorporated.

Note H—Stock Compensation:

In connection with the IPO, the Company awarded a total of 6,250 shares of restricted common stock to its CEO and CFO. These shares are non-transferable until they vest, which occurs ratably over a four-year period. The aggregate fair market value of the shares on the grant date, $75,000 is being amortized to compensation expense over the vesting period of four years, using the straight-line method. In addition, also in connection with the IPO, the Company awarded its CEO and CFO stock options to purchase a total of 69,448 shares of common stock at an exercise price of $12.00 per share. These stock options vest ratably over a three-year period and expire ten years from the date of grant. The Company follows Financial Accounting Standards Board Statement No. 123 (R), “Share-Based Payment” and related Interpretations in accounting for its stock-based compensation. The fair value of the options granted were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.69%, dividend yield of 10.42%, expected stock price volatility of 0.31 and expected life of 6 years. The aggregate fair market value of the stock options on the grant date, $75,000, is being amortized to compensation expense over the vesting period of three years, using the straight-line method.

The Company awarded 3,000 shares of restricted common stock to its directors on May 10, 2006. These restricted shares vest on October 18, 2006. Restrictions limit the sale or transfer of these shares during the restriction period. During the restriction period, the shares will not have voting rights nor will dividends be paid if declared. At the date of the award, the fair market value of the Company’s common stock was $12.79 per share. The aggregate fair market value of the shares on the grant date, $38,370, is being amortized to expense over five months, using the straight-line method.